U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

                                              COMMISSION FILE NUMBER 0-27580
                                                                     -------


                    NOTIFICATION OF LATE FILING




                                                    CUSIP NUMBER 054529 20 1
                                                                 -----------

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and
Form 10-QSB  [ ] Form N-SAR

For Period Ended: September 30, 1997
                  ------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant:    AvTel Communications, Inc.
                            --------------------------

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
City, State and Zip Code:

          130 Cremona Drive, Suite C
          Santa Barbara, CA 93117


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transtion report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

As previously reported in the Registrant's Current Report on Form 8-K (event date December 1, 1997), the Registrant acquired all of the outstanding capital stock of Matrix Telecom, Inc. ("Matrix"), a much larger privately-held company, on December 1, 1997. The acquisition of Matrix was accomplished by a share-for-share exchange approved by the Registrant's shareholders (the "Share Exchange"). Also December 1, 1997, the Registrant completed its reincorporation in Delaware by way of a merger (the"Reincorporation Merger") with and into a wholly-owned subsidiary formed for the sole purpose of the Reincorporation Merger. As part of the Reincorporation Merger, Registrant also effected a conversion of shares that resulted in an effective one to four reverse stock split of its outstanding capital stock. Upon consummation of the Share Exchange, the Registrant retained KPMG Peat Marwick LLP, Matrix's auditors, as independent auditors for the Registrant.

Because of the time and effort required on the part of the Registrant and its management in order to complete the Share Exchange and the Reincorporation Merger on December 1, 1997, the Registrant is unable to complete and file its Form 10-KSB for the year ended September 30, 1997, without unreasonable effort or expense. The Registrant will file its Form 10-KSB for such period no later than January 13, 1998, the fifteenth calendar following the due date.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Anthony E. Papa          (805)    685-0355 Ext 702
         ---------------          -----    ----------------
             (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AvTel Holdings, Inc., the Registrant's predecessor company for purposes of financial accounting was formed in July 1996 and, as a result, had only minimal financial results for the period ended September 30, 1996. In contrast, the Registrant had a full year of operations during the year ended September 30, 1997, and made several significant acquisitions during that period. Accordingly, the Registrant anticipates significant changes in its results of operations for the year ended September 30, 1997, when compared to its predecessor's results for the year ended September 30, 1996.

For the first nine months of fiscal 1997, the Registrant reported sales of $1,600,439 and a gross margin of $1,199,395. Total operating expenses for that period were $1,725,175, resulting in a loss from operations of $525,780. After reflecting other income and expense, and an adjustment for a minority interest owned, the Registrant's net loss for the nine months ending June 30, 1997 was $483,461, or $.07 per share. The Registrant estimates that its results for the full year ended September 30, 1997 will be in line with its results for the nine months ended June 30, 1997.

AvTel Communications, Inc.
--------------------------
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 24, 1997

By /s/ ANTHONY E. PAPA
   --------------------
       Anthony E. Papa
       President and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).